January 3, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Oncology Institute, Inc.
Registration Statement on Form S-1
Filed December 17, 2021
Registration No. 333-261740

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Wednesday, January 5, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as The Oncology Institute, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Steven Stokdyk of Latham & Watkins LLP, counsel to the Company, at (213) 891-7421, or in his absence, Brent Epstein of Latham & Watkins LLP at (213) 891-8185, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

The Oncology Institute, Inc.

By:	/s/ Mark Hueppelsheuser
Mark Hueppelsheuser
General Counsel

cc:	Mark Hueppelsheuser, The Oncology Institute, Inc.
Steven Stokdyk, Latham & Watkins LLP
Brent Epstein, Latham & Watkins LLP